Exhibit 16

June 4, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7561

Re:	Bella Viaggio, Inc. File No. 000-53450

Commissioners:

We have read Item 4.01 of the Form 8-K dated June 4, 2010, of Bella Viaggio, Inc. and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audit for the fiscal years ended December 31, 2009 and December 31, 2008 and our reviews of interim financial statements. We agree with the statements concerning our firm in such Form 8-K. At this time, there are no accounting disagreements on the financial statements reviewed by this firm and filed with the Securities and Exchange Commission. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/ Kyle L. Tingle, CPA

Kyle L. Tingle, CPA